WILSON MARKLE STUCKEY HARDESTY & BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report of Independent Registered Public Accounting Firm

To the Member of Woodside Capital Securities, LLC

We have audited the accompanying statement of financial condition of Woodside Capital Securities, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, California
February 22, 2016

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM